FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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Form 20-F      X            Form 40-F

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PRESS RELEASE

Merger project between Gaz de France and SUEZ

GDF SUEZ: THE CREATION OF A WORLDWIDE ENERGY LEADER

•      Approval by the boards of directors of both groups of the new outline of the merger project

•      Support from the major shareholders of both groups

•      Creation of a global leader specialized in energy: GDF SUEZ

•      Merger of equals on the basis of a 0.9545 to 1 share exchange ratio, e.g. 21 Gaz de France shares for 22 SUEZ shares

•      The French State will hold more than 35 per cent of the capital of GDF SUEZ

•      Simultaneous distribution at the time of the merger to SUEZ shareholders of 65 per cent of the capital of the SUEZ’s Environment activities

•      GDF SUEZ will maintain a stable 35 per cent stake in SUEZ’s Environment activities, within a shareholder pact

•      Confirmed synergies of about €1 billion per full year

Paris, 3 September 2007 – On 2 September 2007 the boards of directors of Gaz de France and SUEZ approved the new outline of the merger project between SUEZ and Gaz de France. This project will result in the creation of a leading group in the gas and electric sectors with a global dimension and a strong Franco-Belgian base.

Gaz de France and SUEZ have brought together the necessary conditions allowing them to submit this project to shareholders, after consultation with the employee representative bodies, to permit the implementation of the merger. The transaction will close as early as possible, in 2008.

The boards of directors of SUEZ and Gaz de France also confirmed the relevance of the industrial project resulting in the creation of a global energy leader. They also noted that the recent developments in the energy sector reinforced the strategic and industrial logic behind the transaction.

Creation of a global leader specialised in energy

With a combined stock market capitalization1 of approximately €90 billion and revenues of €72 billion, GDF SUEZ will be one of the leading global energy companies, in particular in gas and electricity. It will be one of the top three listed utilities worldwide. The group will be among the best placed to meet any major energy challenges of the future:

•	Security of energy supplies in Europe

•	Development of large-scale energy infrastructures, including in gas

•	Development of renewable energies and the replacement of power generation facilities

•	Sustainable development

•	Reduction in CO2 emissions

GDF SUEZ has made the strategic choice to become a major player in the gas and electric sector, with an energy supply portfolio that is secure, diversified and flexible.

The tie-up between Gaz de France and SUEZ is based on their geographic and business fit and will create:

•	Number one buyer and seller of gas in Europe

•	Global leader in liquefied natural gas (LNG), the number one importer and buyer of LNG in Europe with a 25 per cent market share and with a leading position on the Atlantic basin

•	Number five and number two European and French power producer respectively; with strong positions in the United States, Brazil and the Middle East

•	European leader in energy services

•	Number one gas transmission and distribution network operator in Europe

•	Number two storage and LNG terminal operator in Europe

In a context of increasing European energy dependency, the new group will foster dialogue with the energy-producing countries with the aim to conclude new agreements and to develop its Exploration-Production activity.

1 Sum of the stock market capitalizations before distribution of shares in the NewCo resulting from SUEZ’s Environment activities

More generally, the industrial developments carried out by the two groups over the past few months (i.e. the development of new electric generation capacities, development in LNG in North America and Europe, development of storage capacities in England) have bolstered the position of both groups and are fully in line with the strategy of the new entity.

The new group will draw upon its strong positions in its domestic markets in France and Benelux. In France, energy sales will be carried out under the Gaz de France brand.

GDF SUEZ will have the financial and human resources to speed up its development in its domestic as well as international markets. The group’s development will be based on a strong financial capacity enabling a significant acceleration of investments in particular in Exploration-Production. Fully focused on the area of energy, GDF SUEZ will be able to concentrate all its resources, on generating profits and synergies which will be bolstered by the tie-up of these two groups.

A value-creating transaction for all stakeholders

SUEZ SA and Gaz de France SA will merge on the basis of an exchange of 21 Gaz de France shares for 22 SUEZ shares via the absorption of SUEZ by Gaz de France.

The new group will stand out as a major listed energy sector stock.

With GDF SUEZ’s outlook of high and profitable growth in all its businesses, a balanced mix of regulated and unregulated activities, its broadened financial reach as well as the synergies generated from this tie-up, it is setting ambitious objectives in terms of growth and profitability.

The work carried out since the announcement of the merger project confirms operational synergies of about €1 billion per year by 2013 (including approximately € 400 million by 2010), after taking into account the impact of the commitments made to the European Commission. In addition to these operational synergies, which will require limited, non-recurring implementation costs equal to roughly €300 million total, there will be benefits related to the financial optimisation of the new group estimated at approximately €1 billion.

In the longer term, the new group will have the potential for additional synergies including the optimisation of the investment programme and the development of revenue synergies.

The potential for value creation resulting from the tie-up between Gaz de France and SUEZ, its solid financial structure (pro forma net financial debt of approximately €14 billion as at 31 December 2006) and strict financial discipline will enable GDF SUEZ to provide attractive returns to its shareholders combining a dynamic dividend policy offering an attractive yield with regards to the sector and the potential for additional remuneration (one-off distribution, share buyback). The GDF SUEZ shareholders will thus benefit from the share’s strong potential to appreciate, the result of GDF SUEZ’s positive outlook for growth and profitability and the greater liquidity of the share and its increased weighting within the stock market indices.

The French State, which will directly hold over 35 per cent of the capital of GDF SUEZ, supports the operation.

Likewise, the main SUEZ shareholders have indicated their intention to vote in favour of the merger at the SUEZ extraordinary general meeting.

Initial public offering of SUEZ’s Environment activities, a world leader in water and waste management

The 65 per cent spin-off of the Environment activities to the shareholders of SUEZ, which will take place at the same time as the merger, will be done through an initial public offering of SUEZ’s Environment activities. GDF SUEZ and the main SUEZ shareholders will hold respectively 35 per cent and approximately 12 per cent of the environment activities of SUEZ at the completion of this transaction. They undertake to keep their shares within the framework of a shareholder pact to be negotiated.

This initial public offering will enable the Environment activities of SUEZ to benefit from better exposure with direct access to the financial markets as well as the support of a stable shareholding to pursue its strategy of dynamic development. This initial public offering will result in the creation of a player focused on the environment, with nearly 60,000 employees, a worldwide co-leader in environment services, in water and waste, benefiting from an attractive stock market position with 2006 revenues of €11.4 billion and a 2006 Ebitda of €2 billion. As at 30 June 2007, after fully consolidating Agbar2 net debt of SUEZ’s Environment activities, excluding provisions and minority interests, stood at € 5.4 billion.

2 Starting on 1st April 2007

The chosen structure will also enable GDF SUEZ to continue to develop partnerships between the environment and energy businesses, in particular in China and the Middle East.

A structure focused on efficiency and geared towards action

The management of the new group, entirely dedicated to the success of this ambitious industrial project, is as follows:

Gérard Mestrallet, chairman and chief executive officer, will run the new group jointly with Jean-François Cirelli, vice-chairman and president.

Yves Colliou, Jean-Marie Dauger, Jean-Pierre Hansen and Gérard Lamarche will be executive vice presidents and will make up the Management Committee, with Gérard Mestrallet and Jean-François Cirelli.

The Group’s organisation will be structured around five business units managed by Yves Colliou (Infrastructures), Jean-Marie Dauger (Global Gas and LNG), Henri Ducré (Energy France), Jean-Pierre Hansen (Energy Europe and International) and Jérôme Tolot (Energy Services).

Jean-Louis Chaussade will continue to manage SUEZ’s Environment activities.

Furthermore, an Energy Policy Committee will be created, chaired by Jean-Pierre Hansen.

With this organisation, the new Group will be well positioned to successfully implement its industrial project. The new group will be a strong creator of jobs. The teams will be integrated while respecting the culture of both groups.

The new outline of the merger project between SUEZ and Gaz de France was presented to the boards of directors of both companies, which have mandated their chairmen to pursue, on this basis, the action needed for the implementation of the project and in particular the consultation of the employee representative bodies. At the end of this process, the Boards will be invited to vote on the measures necessary for the completion of the merger.

Media contacts:

SUEZ	Gaz de France

France : +33 (0)1 40 06 66 51	Press Office : +33 (0)1 47 54 24 35
Belgium : +32 2 370 34 05

Investor relations contacts:

SUEZ	Gaz de France

Investor relations : +33 (0)1 40 06 64 89	Investor relations : +33 (0)1 47 54 77 25

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez, Suez Environment securities (or securities of any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration. The Suez Environment Shares (or the shares of any company holding the Suez Environment Shares) have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27,2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary